UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

SOLUTIA INC.
 (Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	47-1781797 (I.R.S. Employer Identification No.)

575 Maryville Centre Drive, P.O. Box 66760 St. Louis, Missouri (Address of principal executive offices)	63166-6760 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Warrants to Purchase Common Stock	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates:  Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act:  Not applicable.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.  Description of Registrant’s Securities to be Registered.

On February 28, 2008, in connection with the emergence of Solutia Inc. (the “Company”) from Chapter 11 bankruptcy, the Company issued warrants (the “Warrants”) to purchase an aggregate of 4,481,250 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”).  The Warrants were issued pursuant to a Warrant Agreement (the “Warrant Agreement”) between the Company and American Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”).  The following summary of certain provisions of the Warrant Agreement is not complete and is qualified in its entirety by reference to the Warrant Agreement, filed as Exhibit 4.1 this Registration Statement on Form 8-A and incorporated by reference herein.

General

Warrant holders are entitled to purchase shares of Common Stock (the “Warrant Shares”) at an exercise price of $29.70 per share of Common Stock (the “Exercise Price”).  The Exercise Price and the number of Warrant Shares are both subject to adjustment in certain circumstances discussed under the heading “Adjustments” below.  Unless exercised, the Warrants will automatically expire at 5:00 p.m., New York City time, on February 27, 2013.  The Warrants may be exercised for cash or on a net issuance basis.

Warrant holders have no right to vote on matters submitted to stockholders of the Company or to receive dividends, and are not entitled to share in the Company’s assets in the event of liquidation, dissolution or winding up of the Company.  In the event a bankruptcy or reorganization is commenced by or against the Company, a bankruptcy court may hold that unexercised Warrants are executory contracts that may be subject to rejection by the Company with approval of the bankruptcy court, and the Warrant holders may, even if sufficient funds are available, receive nothing or a lesser amount than they would be entitled to if they had exercised their Warrants before the commencement of any such proceeding.

In the event of a taxable distribution to the Company’s stockholders that results in an adjustment to the number of Warrants, holders may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend.

The Warrants are freely transferable by the holder thereof.  The Warrants are expected to be listed on the New York Stock Exchange.  As of February 1, 2011, Warrants to purchase 4,481,250 shares of Common Stock were outstanding.

Exercise

The Warrants may be exercised by providing a form of election to exercise, properly completed and executed, together with payment of the Exercise Price.  Payment of the Exercise Price may be made by certified or bank cashier’s check payable to the order of the Company.  The Warrants have net exercise provisions under which the holder may, in lieu of payment of the Exercise Price, surrender the Warrants and receive a net amount of Warrant Shares based on the fair market value of the Common Stock at the time of exercise after deduction of the aggregate Exercise Price.

Upon the exercise of any Warrants and, where applicable, clearance of the funds paid in satisfaction of the Exercise Price, the Company will cause to be issued to the holder thereof shares representing the number of whole Warrant Shares to which such holder is entitled.  No fractional Warrant Shares will be issued upon exercise of the Warrants.

Adjustments

The Exercise Price and the number of shares of Common Stock issuable upon exercise of the Warrants will be adjusted in connection with any dividend, distribution, subdivision, combination, reclassification or recapitalization of the Common Stock.  The Exercise Price is also subject to downward adjustment in connection with any distribution to the Company’s stockholders of evidences of indebtedness, other securities of the Company or any cash, property or other assets.  Additionally, if, on or prior to February 28, 2012, the Company undergoes any business combination (by merger, consolidation, reorganization or reclassification) in which the Company is not the surviving entity, or sells, transfers or otherwise disposes of all or substantially all of its assets (any such event, an “Organic Change”), depending on the nature of the consideration to be paid to holders of Common Stock and the status of the successor person (whether it is a public or private company), the acquiring person may be required to purchase the Warrants for cash at Black-Scholes valuation upon consummation of such Organic Change, in each case as more fully described in the Warrant Agreement.  For any Organic Change occurring after February 28, 2012, the Warrant holders will have the right to receive the consideration that they would have been entitled to receive had they exercised the Warrants immediately prior to such Organic Change.

Reservation of Shares

We have authorized and reserved for issuance and will at all times reserve and keep available such number of shares of Common Stock as will be issuable upon the exercise of all outstanding Warrants.  Such shares of Common Stock, when paid for and issued, will be duly and validly issued, fully paid and non-assessable, free of preemptive rights and free from all liens, security interests, charges and other encumbrances with respect to the issuance thereof.

Amendment

From time to time, the Company and the Warrant Agent, without the consent of the holders of the Warrants, may amend or supplement the Warrant Agreement for certain purposes, including curing ambiguities, defects or inconsistencies or making any change that does not adversely affect the interests of any holder.  Any amendment or supplement to the Warrant Agreement that adversely affects the interests of the holder of the Warrants will require the written consent of the holders of a majority of the then outstanding Warrants.

No Rights as Stockholders

The holders of unexercised Warrants are not entitled, by virtue of being such holders, to receive dividends, to vote, consent to or receive notice as stockholders of the Company in respect of any stockholders’ meeting for the election of directors or any other purpose, or to exercise any other rights whatsoever as stockholders of the Company.

Item 2. Exhibits.

EXHIBIT INDEX

Exhibit Number	Description

4.1
Warrant Agreement, dated as of February 28, 2008, by and between Solutia Inc. and American Stock Transfer and Trust Company, as Warrant Agent, including the related form of global warrant certificate (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Solutia Inc. filed on March 4, 2008).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Registration Statement on Form 8-A to be signed on its behalf by the undersigned, thereto duly authorized.

Dated:  February 1, 2011
SOLUTIA INC.
By:	/s/Paul J. Berra, III
Paul J. Berra, III
Senior Vice President, Legal and Governmental Affairs and General Counsel